Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 9, 2020, with respect to the consolidated statements of financial position of Atotech UK Topco Limited (Successor) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2019, 2018 and 2017, and for the period from January 1, 2017 to January 31, 2017, of Atotech B.V. (Predecessor), and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2018.

Berlin, Germany

January 8, 2021